SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                           ENVIRODYNE INDUSTRIES, INC.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)



                                    294037205
                                    ---------
                                  (CUSIP Number)

                              Gordon E. Forth, Esq.
                  WOODS, OVIATT, GILMAN, STURMAN & CLARKE LLP
                               44 Exchange Street
                            Rochester, New York 14614
                                 (716) 454-5370

                                 --------------
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)


                                  April 6, 1995
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


     Check the following box if a fee is being paid with the statement  [ ]

                                  SCHEDULE 13D

 CUSIP NO. 294037205                        Page 2 of 5 Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 The Malcolm I. Glazer Trust


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
                                                                     (b)  [ ]


 3   SEC USE ONLY

 4   SOURCE OF FUNDS


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   [ ]


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

                    Florida

                 NUMBER OF                 7   SOLE VOTING POWER
                  SHARES
               BENEFICIALLY                           4,189,298 (See Item 5)
                 OWNED BY
                                           8   SHARED VOTING POWER
                   EACH
             REPORTING PERSON
                                                       - 0 -
                   WITH

                                           9   SOLE DISPOSITIVE POWER

                                                      4,189,298 (See Item 5)

                                           10  SHARED DISPOSITIVE POWER

                                                         - 0 -


 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,189,298

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              31.0%

 14  TYPE OF REPORTING PERSON
               OO




                                Page 2 of 5 Pages

                                  SCHEDULE 13D

 CUSIP NO. 294037205                        Page 3 of 5 Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Malcolm I. Glazer
                   S.S. No. ###-##-####

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
                                                                     (b)  [ ]


 3   SEC USE ONLY


 4   SOURCE OF FUNDS



 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   [ ]



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States

                   NUMBER OF                    7   SOLE VOTING POWER
                     SHARES
                  BENEFICIALLY                         4,189,298 (See Item 5)
                    OWNED BY
                     EACH
                                                8   SHARED VOTING POWER
               REPORTING PERSON
                      WITH
                                                                - 0 -

                                                9   SOLE DISPOSITIVE POWER

                                                       4,189,298 (See Item 5)

                                                10  SHARED DISPOSITIVE POWER

                                                                - 0 -

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,189,298

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                           [ ]

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    31.0%

 14  TYPE OF REPORTING PERSON

                     IN




                                Page 3 of 5 Pages

     This Amendment No. 5 amends and supplements the statement ("Statement") to the Schedule 13D dated August 14, 1994, as amended ("Schedule 13D"), and filed on August 15, 1994 on behalf of The Malcolm Glazer Trust ("Trust") and Malcolm
I. Glazer relating to the common stock, par value $.01 per share, of Envirodyne Industries, Inc. ("Envirodyne"). All capitalized terms used herein and not otherwise defined herein have the meanings previously ascribed to such terms in the Schedule 13D.

Item 4.   Purpose of Transaction.
          ----------------------

     Item 4 of the Statement is hereby amended by inserting the following paragraph to the end thereof:

     On April 5, 1995, Mr. Glazer informed Envirodyne's Board of Directors that he and his son, Avram Glazer, would agree to serve, if elected, on Envirodyne's Board of Directors. On the next day, Envirodyne's Board of Directors advised Mr. Glazer that it had expanded the size of its Board to eight members and that both Messers. Glazers would be included in management's slate of directors nominated for election to the Board at Envirodyne's annual shareholders meeting to be held on May 10, 1995.

     Except as set forth in this Item 4, neither the Trust nor Mr. Glazer has any specific plans or proposals with respect to Envirodyne (although they reserve the right to develop any such plans or proposals) at this time that relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     Items 5(a) and 5(b) of the Statement are hereby amended by inserting the following paragraphs to the end thereof:

     Since February 7, 1994, the Trust has engaged in negotiations with Lazard Freres & Co. ("Lazard") to resolve Lazard's disputed purchase of the Trust's 4,189,298 shares. These negotiations have not led to a closing of the purchase and sale, and although the Trust is reserving its rights against Lazard with respect to its agreement to purchase such shares, it is not presently seeking specific enforcement of the purchase and sale transaction. Accordingly, the Trust has and retains all rights with respect to the 4,189,298 shares of stock, including the sole power to vote or direct the vote, or to dispose or direct the disposition of any of such shares.



                                Page 4 of 5 Pages

                                 SIGNATURE PAGE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 11, 1995

                              THE MALCOLM I. GLAZER TRUST


                         By:
                              ----------------------------------
                              Malcolm I. Glazer, as Trustee
                              By Avram Glazer as Power of
                               Attorney




                              ----------------------------------
                              Malcolm I. Glazer
                              By Avram Glazer as Power of
                               Attorney










                                Page 5 of 5 Pages